



Michael Berolzheimer · 3rd

Setting Bee Partners' vision for next two decades as the leading pre-Seed firm in Silicon Valley

Bee Partners · University of California, Berkeley, Haas School of Business

San Francisco, California, United States · **Contact info**

Experience



Founder & Managing Partner
Bee Partners
Apr 2008 – Present · 14 yrs
San Francisco, CA

I provide vision for the Firm, my life calling...



Board Observer
Rapid Robotics, inc · Part-time
Dec 2019 – Present · 2 yrs 4 mos
San Francisco, California, United States

Board Member
Embroker
2015 – Present · 7 yrs 3 mos
San Francisco Bay Area

Embroker is a cloud-based platform that provides businesses with tools to understand risk and empowers them with the information needed to make intelligent insurance



Board Member
Voltaiq, Inc.
2015 – Present · 7 yrs 3 mos
Berkeley, CA and Brooklyn, NY

Voltaiq is an enterprise SaaS predictive analytics platform that helps companies developing batteries and battery-powered systems to ship products faster and ensure



Board Member
StatMuse Inc.
2015 – Present · 7 yrs 3 mos
San Francisco Bay Area

StatMuse is an artificial intelligence platform offering natural language for analytics. Their proprietary NLP layer allows consumer and enterprise users to search, analyze,

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Education



University of California, Berkeley, Haas School of Business
MBA, Entrepreneurship, Management of Technology
2005 – 2007

Activities and societies: New Venture Fellows, Berkeley Pitch Lab, Young Entrepreneurs at Haas, Venture Capital Investment Competition, Berkeley Entrepreneurship Lab

Finalist in the Berkeley Business Plan Competition



Vanderbilt University
BS, Economics, Computer Science
Sep 1995 – May 2000



Deerfield Academy
Aug 1993 – May 1995

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